

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

June 6, 2023

Enerplus Announces Granting of Exemptive Relief Regarding its Normal Course Issuer Bid Program

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced it obtained an exemption order from the Canadian securities regulators which permits Enerplus to purchase up to 10 percent of its "public float" (within the meaning of the rules of the Toronto Stock Exchange) of common shares through the New York Stock Exchange and other US-based trading systems as part of Enerplus' share repurchase program, including the current normal course issuer bid announced on August 11, 2022. Absent this exemptive relief, Enerplus' purchases under a normal course issuer bid on markets other than the TSX would be limited to not more than 5 percent of its outstanding common shares over any twelve-month period.

The exemptive relief is applicable to Enerplus' current normal course issuer bid and any other normal course issuer bid commenced before June 5, 2024 and is conditional upon, among other things, purchases being made in compliance with applicable US rules and National Instrument 23-101-*Trading Rules* in Canada, and at a price not higher than the market price at the time of purchase. The aggregate number of common shares purchased by Enerplus over any exchange or market over the relevant 12-month period of a particular normal course issuer bid may not exceed 10 percent of the public float as specified in Enerplus' notice accepted by the TSX in respect of the relevant normal course issuer bid, including the current bid announced on August 11, 2022.

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Investor Contacts
Drew Mair, 403-298-1707
Krista Norlin, 403-298-4304